Exhibit 21.1

Subsidiaries

Name of Subsidiary	Jurisdiction of Formation

Idearc Information Services LLC	Delaware

Idearc Media LLC	Delaware

Idearc Media Services — East Inc.	Delaware

Idearc Media Services — West Inc.	Delaware

Idearc Media Sales — West Inc.	Delaware

Idearc Media Sales — East LLC	Delaware

Idearc Media Sales — East Co.	Maryland

License Application Corporation	Delaware

Second License Application Corporation	Delaware

Idearc Inceptor LTD	United Kingdom